

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Gerard Michel
Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, New York 10019

>   **Re: Delcath Systems, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 6, 2021**
>   **File No. 333-260097**

Dear Mr. Michel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Veronica Montagna, Esq.